February 12, 2001

                                                     Via Facsimile: 610-647-2566

Mr. Michael Mulholland, Chairman, and
The Board of Directors
Internet Cable Corp.
1463 Dunwoody Drive
West Chester, PA 19380

Dear Sirs:

I hereby tender my resignation as a Director of Internet Cable Corp. ("Internet") effective immediately.

I regret taking this action, but feel I must do so for the following reasons.

Since becoming a member of the Board of Directors, following the sale of Cable Systems Technical Services Inc. in January, 2000, I have not been kept properly advised of the financial affairs of Internet. I have repeatedly requested financial information of the type directors are provided with. These requests have been made to Michael Mulholland and others. They have been made verbally and in writing. I have been consistently refused detailed information, both in response to my requests.

My inability to obtain and consider detailed financial information has prevented me from effectively acting in my capacity as a member of the Board.

For the last year, much of the Board's work has been done by Committee. I have not been made part of the Committees, which have been given major responsibility for some of the most important Board functions. Issues such as compensation and finance have been dealt with by Committee and presented to the Board for approval, without what I consider proper briefing of the Board prior to voting on the subjects involved.

The recent decision to issue 2.2 million share options to various members of the company is an example of the above criticism. This matter was presented to the Board for decision. I felt that insufficient background was given to the Board for it to make a proper decision. The matter was not thoroughly debated, yet it passed and apparently has been implemented.

There have been many instances in which I have attempted to bring to the attention of the Board matters of concern. These concerns include record keeping, implementation of the business plan, and fiscal responsibility. I have been told, in response, that I was acting outside my authority as a member of the Board.

Therefore, it is with regret that I submit my resignation.

Respectfully,


/s/ Joseph Melanson
---------------------
Joseph Melanson

Cc: Mark Kearny - Please amend the public record of Internet to reflect this change.